UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                        PAUL HARRIS STORES, INC.
                            (Name of Issuer)

                       Common Stock, No Par Value
                     (Title of Class of Securities)

                                70355510
                             (CUSIP Number)

Gregg T. Summerville                   Mark B. Barnes
P.O. Box 1729                          Leagre & Barnes
621 Washington Street                  9100 Keystone Crossing, Suite 800
Columbus, IN 47201-1729                Indianapolis, IN 46240
(812) 376-9444                         (317) 843-1655
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 21, 1995
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 70355510                                    Page 2 of 15 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Kirr, Marbach & Company, LLC

2  Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                 (b) [ ]

3  SEC Use Only

4  Source of Funds*

   WC

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                [ ]

6  Citizenship or Place of Organization

   USA

NUMBER OF       7 Sole Voting Power
SHARES
BENEFICIALLY      0
OWNED BY
EACH            8 Shared Voting Power
REPORTING
PERSON WITH       440,000

                9 Sole Dispositive Power

                  0

               10 Shared Dispositive Power

                  440,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

   440,000

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
   Shares*                                                    [ ]

13 Percent of Class Represented by Amount in Row (11)

   6.2%

14 Type of Reporting Person*

   IV

                              SCHEDULE 13D

CUSIP No. 70355510                                  Page 3 of 15 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   David M. Kirr

2  Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                (b) [ ]

3  SEC Use Only

4  Source of Funds*

   WC

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                [ ]

6  Citizenship or Place of Organization

   USA

NUMBER OF       7 Sole Voting Power
SHARES
BENEFICIALLY      0
OWNED BY
EACH            8 Shared Voting Power
REPORTING
PERSON WITH       440,000

                9 Sole Dispositive Power

                  0

               10 Shared Dispositive Power

                  440,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

   440,000

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares*                                                  [ ]

13 Percent of Class Represented by Amount in Row (11)

   6.2%

14 Type of Reporting Person*

   IN

                              SCHEDULE 13D

CUSIP No. 70355510                                   Page 4 of 15 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Gregg T. Summerville

2  Check the Appropriate Box if a Member of a Group            (a) [X]
                                                               (b) [ ]

3  SEC Use Only

4  Source of Funds*

   WC

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                               [ ]

6  Citizenship or Place of Organization

   USA

NUMBER OF       7 Sole Voting Power
SHARES
BENEFICIALLY      0
OWNED BY
EACH            8 Shared Voting Power
REPORTING
PERSON WITH       440,000

                9 Sole Dispositive Power

                  0

               10 Shared Dispositive Power

                  440,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

   440,000

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares*                                                      [ ]

13 Percent of Class Represented by Amount in Row (11)

   6.2%

14 Type of Reporting Person*

   IN

Item 1.  Security and Issuer.


   This Statement relates to the common stock, no par value per share (the "Common Stock"), of Paul Harris Stores, Inc., an Indiana corporation (the "Issuer"). According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995, there were 9,997,616 shares of Common Stock outstanding, including 2,850,912 shares of non-voting Common Stock (the "Non-voting Common Stock"). This Statement is being filed as a precaution in the event that it is ever determined that the Non-voting Common Stock does not constitute part of the Common Stock of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)"). The address of the Issuer's principal office is presently 6003 Guion Road, Indianapolis, Indiana 46254.

Item 2.  Identity and Background.

   This statement is filed on behalf of a group (the "Group") consisting of Kirr, Marbach & Company, LLC, an Indiana limited liability company ("KM&Co.") and the two principal members and executive officers of KM&Co., David M. Kirr and Gregg T. Summerville. At times herein, the members of the Group will be referred to collectively as the "Reporting Persons."

   The business address of each of the Reporting Persons is 621 Washington Street, Columbus, Indiana 47201.

   KM&Co. is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KM&Co. manages on a discretionary basis investment portfolios of many of its clients. Mr. Kirr is President of KM&Co. and a member of KM&Co., owning approximately 62% of the membership interest of KM&Co. Mr. Summerville is Vice President, Secretary and Treasurer of KM&Co. and a member of KM&Co., owning approximately 33% of the membership interest in KM&Co.

   None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   KM&Co. is a limited liability company organized under the laws of the state of Indiana. Mr. Kirr and Mr. Summerville are each citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

   This Statement is being filed in connection with the acquisition of beneficial ownership by the Group on June 21, 1995, of an aggregate of 135,000 shares of Common Stock, as the result of the purchase of such 135,000 shares at the direction of the Reporting Persons for the accounts of entities advised by KM&Co. The aggregate purchase price for such 135,000 shares was $202,500, all of which was funded by the investment portfolios managed by KM&Co.

Item 4.  Purpose of Transaction.

   The Group has caused certain accounts managed by KM&Co. to acquire Common Stock of the Issuer for investment purposes.

   The Reporting Persons may from time to time cause investment accounts advised by KM&Co. to purchase and/or sell the Issuer's Common Stock in market or other transactions, depending upon market conditions; changes or perceived changes in the Issuer's financial condition, results of operations or future prospects; the availability of funds in portfolios managed by the Reporting Persons; the liquidity needs of investment portfolios managed by KM&Co.; and other factors. Other than the possibility of such future purchaes and/or sales, none of the Reporting Persons has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

   a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
   b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
   c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
   d. Any change in the present board of directors or management or the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
   e. Any material change in the present capitalization or dividend policy of the Issuer;
   f. Any other material change in the Issuer's business or corporate structure;
   g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
   h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
   j.    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

   The Group's beneficial ownership of the Issuer's Common Stock as of the date of this Statement is set forth in the table below. The percentages are based on the number of shares of Common Stock outstanding as reported by the Issuer in its most recently available filing, minus the number of shares designated by the Issuer as "non-voting."

                                             Percentage of
                                         Outstanding Common
Name of Reporting   Number of Shares   Stock (Other Than Non-
    Person         Beneficially Owned   Voting Common Stock)

Kirr, Marbach &
 Company, LLC      440,000                     6.2%

David M. Kirr      440,000                     6.2%

Gregg T.
 Summerville       440,000                     6.2%

   The Group has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition of, all of the Common Stock of the Issuer beneficially owned by the Group. Because KM&Co. is controlled by Mr. Kirr and Mr. Summerville, all three of such Reporting Persons may be deemed, among themselves, to share all voting and dispositive power over the shares beneficially owned by the Group.

   The following transactions in the Common Stock of the Issuer were effected during the 60-day period preceding the date of the filing of this Statement. All of these transactions were effected at the direction of KM&Co., and at the ultimate direction of Mr. Kirr and/or Mr. Summerville.

                                             Description of
 Date     Number of Shares  Price Per Share  Transaction
6/20/95            60,000    $1.50           Purchase for
                                             Investment

6/21/95           135,000    $1.50           Purchase for
                                             Investment

6/27/95            20,000    $1.44           Purchase for
                                             Investment

   Mr. Kirr and Mr. Summerville have indirect personal pecuniary interests in dividends and sale proceeds of the Common Stock of the Issuer held in certain of the accounts managed by KM&Co., but such pecuniary interests do not relate to more than 5% of the outstanding Common Stock of the Issuer (other than Non-voting Common Stock). The remaining pecuniary interest in dividends and sale proceeds is owned by the various client accounts managed by KM&Co., none of which individually have an interest relating to more than 5% of the Common Stock (other than the Non-voting Common Stock).

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings and relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any Common Stock of the Issuer, including but to limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except those contracts, arrangements, understandings and relationships that KM&Co. has entered into in the course of its investment advisory business with the accounts managed by it for the payment to KM&Co. of investment management fees and other compensation in respect of the assets managed by KM&Co.

Item 7.  Material to be Filed as Exhibits.

   The following exhibits are filed as part of this Statement:

Designation of
 Exhibits           Description of Exhibit            Page No.
     A             Agreement pursuant to Regulation
                    Section 240.13(d-1)(f)               14

     B             Power of Attorney and Agency          15
/TABLE

                                SIGNATURE

   After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of June 30, 1995.

                                             KIRR, MARBACH & CO., LLC



                                             By /s/ David M. Kirr
                                               David M. Kirr, President



                                             /s/ David M. Kirr
                                             David M. Kirr



                                             /s/ Gregg T. Summerville
                                             Gregg T. Summerville

                              EXHIBIT INDEX

 Exhibits          Description of Exhibit              Page No.
     A             Agreement pursuant to Regulation
                    Section 240.13(d-1)(f)                14

     B             Power of Attorney and Agency           15
